UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on partnership with Shell and Senai CIMATEC

—

Rio de Janeiro, April 19, 2023 - Petróleo Brasileiro S.A. – Petrobras informs that it has signed, in partnership with Shell and Senai CIMATEC, a cooperation term (TC) for the construction of the Production Development Laboratory (LDP), the largest complex for pre-salt research and development.

The LDP will enable safe operating conditions similar to the Brazilian pre-salt for testing integrated systems. The advantage is to evaluate the performance of the new equipment before it is used in the field. The laboratory is being built inside Senai CIMATEC Park, located in the Petrochemical Camaçari Cluster (BA).

The creation of the laboratory is important for the development of technologies that can make exploration and production safer and more efficient in terms of operations and emissions.

Around R$ 254 million are being invested in the LDP, whose construction meets international standards for market qualification and technical specifications. The project is funded by Petrobras and Shell with resources from the Research, Development and Innovation clause of the National Agency of Petroleum, Natural Gas and Biofuels (ANP). The laboratory is expected to start operating in 2024.

A 300-meter deep well will be drilled in the complex. Connected to it, a flow loop will be built, a closed unit composed of pipes, compressors and pumps that simulates the flow of oil and gas production. In addition to the infrastructure, the LDP will have a multidisciplinary technical team of masters and doctors with expertise in modeling and reliability analysis, advanced engineering and expertise in computer simulations, materials and examination of failures and processes.

The tests enable the entire chain of the oil and gas industry to take advantage: subsea, topsides, production operations, lifting and flowing oil from the seabed, and processing.

The partnership with other companies is important for Petrobras, providing solidity and robustness to the projects by sharing experience and risks, with a positive return for society, benefiting the oil and gas chain.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 th Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer